SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 9, 2016, NeuroDerm Ltd. issued a press release titled, "NeuroDerm Announces Patient Enrollment in Long-Term Safety Trial of ND0612 for Parkinson’s Disease". A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: May 9, 2016	By:	/s/ Roy Golan
Name: Roy Golan Title: Chief Financial Officer

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Exhibit Index

Exhibit	Description

99.1	Press release dated May 9, 2016, titled, "NeuroDerm Announces Patient Enrollment in Long-Term Safety Trial of ND0612 for Parkinson’s Disease".

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